Contact

www.linkedin.com/in/
justinbriansmith (LinkedIn)
contractorplus.app (Company)
wefunder.com/contractor (Other)

Top Skills

Entrepreneur

Business Strategy

Internet Strategy

Languages

English (Native or Bilingual)

Certifications

Microeconomics I: Supply And
Demand

Customer Discovery

Finance: Time Value of Money

Justin Smith

Contractor+ helps contractors systemize and !
Columbus, Ohio, United States

Summary

Pragmatic idealist, voluntaryist, relentless problem solver, and
unapologetic contrarian. You zig, I zag. I challenge the status quo,
innovate where others hesitate, and bridge gaps between ideas,
people, and systems to create lasting impact. I thrive on bold moves
and big outcomes.

"Far from a Harvard student, I just had the balls to do it."

―――――

Experience

Contractor+
CEO
June 2020 - Present (6 years 2 months)
Greater Orlando

The OS for build and service contractors.

SpryOX
COO
April 2015 - March 2020 (5 years)
Mumbai, Maharashtra, India

Full-service IT servicing and web development firm serving clients in UAE,

Asia, UK, Australia and USA.

Reid Organization, Inc.
VP Operations
January 2006 - August 2012 (6 years 8 months)
Orlando, Florida Area

Real estate, property management and property maintenance. Over 750 units

under management.

Action Fanatics Inc
Ecommerce Director
June 2004 - March 2005 (10 months)

Design, Development, Ecommerce Strategy, Marketing

Education

Full Sail University

Master of Science - MS, Entertainment Business · (2005 - 2008)